Exhibit 1.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of March 22, 2012, and reviewed and approved by the Board of Directors (the “Board”) of Sonde Resources Corp. (“Sonde” or the “Company”). This MD&A is a review of the operational results of the Company with disclosure of oil and gas activities in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Effective January 1, 2011 the Company adopted International Financial Reporting Standards (“IFRS”). This MD&A should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2011, and 2010. In 2010, the Canadian Institute of Chartered Accountants Handbook was revised to incorporate IFRS and require publicly accountable companies to apply such standards effective January 1, 2011. The Company has commenced reporting on this basis. The term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS. The reporting currency is the Canadian dollar unless otherwise stated.

Non-IFRS Measures – This MD&A contains references to funds from (used for) operations, funds from (used for) operations per share and operating netback, which are not defined under IFRS as issued by the International Accounting Standards Board and are therefore non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and are, therefore, unlikely to be comparable to similar measures presented by other issuers. Management of the Company believes funds from (used for) operations per share, funds from (used for) per share and operating netback are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures and repay debt.  Funds from (used for) operations and operating netback should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with IFRS, as an indicator of the Company's performance.  In the operating netback and funds from (used for) operations section of this MD&A, reconciliation has been prepared of funds from (used for) operations and operating netback to cash from operating activities, the most comparable measure calculated in accordance with IFRS.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil (6:1).  This conversion ratio of 6:1 is based on an energy equivalency conversion method primary applicable at the burner tip and does not represent a value equivalency at the wellhead.  Such disclosure of boe’s may be misleading, particularly if used in isolation. Additionally, given the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion ratio of 6:1 may be misleading as an indication of value. Readers should be aware that historical results are not necessarily indicative of future performance. Natural gas production is expressed in thousand cubic feet (“mcf”). Oil and natural gas liquids are expressed in barrels (“bbls”).

Reserve and Resource Disclosures – Information concerning oil and gas reserves and contingent resources are deemed to be forward-looking information, as this information involves the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated.  References to "contingent resources" do not constitute, and should be distinguished from, references to "reserves". Reserves are estimated remaining quantities of crude oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Contingent resources are those quantities of crude oil and natural gas estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. The contingencies that prevent the classification of reserves are economic, legal and political.  There is no certainty that the contingent resources will be developed and, if they are developed, there is no certainty as to the timing of such development or that it will be commercially viable to produce any portion of the contingent resources. Future net revenues disclosed herein do not represent fair market value.

Share Presentation – On June 3, 2010, the Company’s shareholders approved the consolidation of the Company’s common shares on a five for one basis effective on the close of business June 4, 2010. The effect of the consolidation was to reduce to one-fifth the number of common shares, warrants, stock options and stock unit awards outstanding. The number of shares into which the preferred shares are convertible were also reduced to one-fifth. In addition, the conversion price of the preferred shares, the weighted average exercise price and fair value per options, warrants and stock unit awards have been adjusted to five times the pre-consolidation prices. All share and per share amounts included in this MD&A have been adjusted retroactively for the consolidation.

Forward-Looking Statements – This MD&A contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	business strategy, plans and priorities;

2011 MD&A	Page 1

•	planned exploration and development activities;
•	expected sources of funding for the capital program;
•	estimation of reserves and contingent resources and future net revenue associated therewith;
•	future costs, expenses and royalty rates and development, exploration and other expenses;
•	expected volume and product mix of the Company's oil and gas production;
•	future oil and gas prices and interest rates in respect of the Company's commodity risk management programs;
•	the outcome of financing alternatives in North Africa;
•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance; and
•	the Company's tax pools.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this interim MD&A. The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	uncertainty related to production, marketing and transportation;
•	availability of experienced service industry personnel and equipment;
•	availability of qualified personnel and the ability to attract or retain key employees or members of management;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	delays due to adverse weather conditions;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	risks associated with competition from other producers;
•	changes in general economic and business conditions; and
•	the possibility that government policies or laws may change or government approvals may be delayed or withheld.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included in the Company’s most recent Annual Information Form. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Statements contained in this document relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company’s’ annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

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Business Overview and Strategy

The Company is a Calgary, Alberta, Canada based energy company engaged in the exploration for and production of oil and natural gas. The Company’s operations are located in Western Canada and offshore North Africa. On June 22, 2011, the Company completed the sale of its offshore operations in the Republic of Trinidad and Tobago (“Trinidad and Tobago”), which primarily consisted of three non-producing gas wells, reserves associated therewith and undeveloped land acreage. The Trinidad and Tobago operations have been classified as discontinued operations in accordance with IFRS. In February 2011, the Company sold its interest in Liberty Natural Gas LLC (“Liberty”), a wholly owned subsidiary of the Company which had been involved in the development of a proposed liquefied natural gas project (the “LNG Project”) in U.S. federal waters offshore the state of New Jersey. The dispositions of its Trinidad and Tobago operations and the LNG Project have allowed the Company to recapitalize its balance sheet in order to focus its resources towards development of existing assets in Western Canada and North Africa. Neither the Trinidad and Tobago operations nor the LNG Project were revenue-generating assets.

The Company derives all of its production and cash flow from operations in Western Canada. The Company’s Western Canadian oil and gas assets are primarily high working interest properties that are geographically concentrated in southern and west-central Alberta, the most significant being the Company’s Southern Alberta cash generating unit (“CGU”) (or Greater Drumheller, Alberta area), which accounts for approximately 80% of the Company’s production.  The balance of production largely comes from the Kaybob/Windfall and Boundary Lake/Eaglesham areas in west-central Alberta, with minor production in north-eastern British Columbia. As of the issuance date, the Company holds a Western Canadian land position of 380,362 gross (268,120 net) acres.

2011 was a pivotal year for the Company as the first full year under the direction of the current management team.  In January 2011, the Company completed the Zarat North 1 well in North Africa.  This event was followed by a declaration of Force Majeure due to the civil war in Libya and the imposition of sanctions by the U.N. and Canada against Libya.  During the sanction period, the Company continued its evaluation of the reservoir and contracted with Ryder Scott (independent petroleum consultants) who, working with other consultants, provided a Contingent Resource Report reflecting 71 million boe for the Joint Oil Block share of the Zarat Field.  When the sanctions were lifted, the Force Majeure declaration was rescinded, the Company commenced the shooting of 512 square kilometers of 3D seismic around two potential exploration well locations in accordance with the requirements of the Joint Oil Block Exploration and Production Sharing Agreement (“EPSA”). The Company completed the shoot in January 2012. On January 12, 2012, the Company received notice from Joint Oil extending the first phase of the exploration period one year, until December 23, 2013, contingent upon commencement by September 2012 of the three exploratory well work commitment under the EPSA. The Company has initiated the process to secure a drilling rig for this program. In March 2012 the Company filed a Plan of Development with Joint Oil for the development of the Zarat field and it is actively engaged in discussions to unitize development of the Joint Oil Block with an adjacent license holder. In addition, the Company engaged an advisor to seek financing alternatives for the three exploratory well commitment. While the exploratory well commitment is supported by a US$45 million corporate security, the potential cost of drilling the three wells could exceed US$100 million.  No assurance can be provided that the Company will be successful in finding financing alternatives or that the commitment can be met without such alternatives. In January 2012 the Mariner Swap US$12.5 million payment was made to Joint Oil.

In 2011 the Company drilled 11 wells (8.9 net) in Western Canada.  The Company implemented a plan to develop the Mannville “I” pool at Drumheller by drilling three horizontal wells (03-04-29-19,03-05-29-19,14-14-029-19) to test the crest of the structure, a pressure depleted area and the fringe of the pool. While the results did not meet the Company’s expectations, the Company continues to evaluate new lift technology to enhance the total liquids production.  In 2011 the Company acquired the remaining working interest in the Mannville “I” pool as well as other assets in the Drumheller area. This will allow the Company to water flood the Mannville “I” pool and potentially increase the oil recovery. In 2011 the Company also drilled a single well in the Windfall area (16-28-59-15), and two additional horizontal wells in the Drumheller area (16-20-029-14,02-19-31-19. Two wells (13-17-31-17, horizontal and 13-16-03-17 vertical) were drilled at Michichi (Drumheller), two minor wells drilled by a partner at 13-33-34-20, 09-33-34-20, and the 04-07-054-17 farm out well in the Cardium for which no costs were incurred by the Company. The overall results of the Western Canada program allowed the Company to maintain its level of production and increase liquids production. Production in the fourth quarter averaged 2,911 boepd.

In February the Company sold 26,240 gross acres (24,383 net) in its Kaybob Duvernay play in Alberta for aggregate proceeds of $75 million resulting in a net gain of $73 million. Sonde still owns 38,920 gross (38,920 net) high potential acres in the rapidly expanding Duvernay play, including acreage added to the Ante Creek North area acquired in recent lease sales. Sonde may seek a partner to participate in this highly prospective area and, depending on the outcome of the financing alternatives in North Africa, hopes to initiate an inaugural drilling program in late 2012. In addition to the Duvernay, Sonde has 38,453 gross (38,453 net) acres of Montney rights at Waskahigan and Ante Creek North, in the vicinity of recently-announced high-rate horizontals drilled by RMP Energy Ltd. and Cequence

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Energy Ltd. Sonde has been engaged in joint venture discussions with several industry and financial partners to provide financial leverage and risk-mitigation in the early phases of these plays. The proceeds from the sale of the Duvernay acreage,  borrowing capacity (depending on the outcome of the financing alternatives in North Africa), and current cash flow from Western Canada may not be sufficient for the Company to meet its Joint Oil Block commitments and a Western Canadian program without additional equity or other external financing. Other than the Company’s minimum obligations pursuant to the EPSA, all planned capital expenditures are discretionary. On January 30, 2012, the Company announced that it had commenced an initiative to identify and evaluate alternatives to finance the Company’s remaining North Africa obligations.

On December 30, 2011, the Company redeemed its US$15 million Series B preferred stock and accrued dividends.

The Company is focused on the maximization of long-term sustainable value to its shareholders by:

•	cautiously using available cash and borrowing capacity while waiting for the outcome of the North African unitization, exploitation and financing alternative program;
•
developing the Western Canada asset base to increase average daily production, along with replacement of producing reserves on an economic and cost effective basis through exploitation, full-cycle exploration and strategic acquisition;

•	currently evaluating its entire acreage position in anticipation of an aggressive oil and liquids oriented, multi-year drilling program;
•	establishing organic growth through repeatable drilling programs;
•
providing shareholders access to high-leverage oil-oriented growth in Western Canada by annually purchasing a significant number of lease acreage in emerging “oil-resource” plays such as the Montney and Duvernay oil plays; and

•	taking the actions necessary to preserve the Company’s assets in North Africa while exploring options.

The success of the Company’s ongoing operations are dependent upon several factors, including but not limited to, the price of energy commodity products, the Company’s ability to manage price volatility, increasing production and related cash flows, controlling costs, availability of experienced service industry personnel and equipment, capital spending allocations, the ability to attract equity investment, hiring and retaining qualified personnel and managing political and government risk, particularly with respect to its interests in North Africa.

Operating netback and cash flow from (used for) operations

	($ thousands)			($ per boe)
Three months ended December 31	2011	2010	% change	2011	2010	% change
Petroleum and natural gas sales	10,240	9,738	5	38.23	34.29	11
Realized gain on financial instruments	508	1,065	(52)	1.90	3.75	(49)
Transportation	(255)	(315)	(19)	(0.95)	(1.11)	(14)
Royalties	(1,048)	(486)	-	(3.91)	(1.71)	-
	9,445	10,002	(6)	35.27	35.22	-
Operating expense	(3,846)	(3,240)	20	(14.36)	(11.41)	26
Well workover expense	(642)	(1,138)	44	(2.40)	(4.01)	(40)
Operating netback(2)	4,957	5,624	(12)	18.51	19.80	(7)
General and administrative	(2,574)	(3,251)	(19)	(9.61)	(11.45)	(16)
Foreign exchange gain (loss)	602	679	(11)	2.25	2.39	(6)
Interest and other income	342	(1)	-	1.28	-	-
Interest	(217)	(303)	(28)	(0.81)	(1.07)	(24)
Bad debt recovery (expense)	45	(1,831)	-	0.17	(6.45)	-
Part VI.1 tax on preferred share dividends	-	(46)	-	-	(0.16)	-
Funds from operations(1,2)	3,155	871	-	11.79	3.06	-
Decommissioning expenditures	(351)	(249)	41	(1.31)	(0.88)	49
Changes in non-cash working capital	2,284	(531)	-	8.53	(1.87)	-
Cash from operating activities (1)	5,088	91	-	19.01	0.31	-

(1) Table includes both continuing and discontinued operations. There were no revenues associated with discontinued operations, which consisted of nil (2010 – $0.7 million) general and administrative and nil (2010 – $0.1 million) other income.
(2) Non-IFRS measure.

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For the three months ended December 31, 2011, funds from operations was $3.2 million compared to funds from operations of $0.9 million for the same period in 2010. This was primarily the result of reduced general and administrative expenses and a significant bad debt expense in 2010 related to Trinidad and Tobago Value Added Tax.  This was partially offset by a lower operating netback as a result of higher royalties and reduced hedging gains.

	($ thousands)			($ per boe)
Twelve months ended December 31	2011	2010	% change	2011	2010	% change
Petroleum and natural gas sales	39,495	36,880	7	38.70	35.22	10
Realized gain on financial instruments	988	3,197	(69)	0.97	3.05	(68)
Transportation	(1,042)	(1,304)	(20)	(1.02)	(1.25)	(18)
Royalties	(4,489)	(4,641)	(3)	(4.40)	(4.43)	(1)
	34,952	34,132	2	34.25	32.59	5
Operating expense	(13,473)	(11,550)	17	(13.20)	(11.03)	20
Well workover expense	(2,054)	(1,486)	38	(2.01)	(1.42)	42
Operating netback(2)	19,425	21,096	(8)	19.04	20.14	(5)
General and administrative	(10,814)	(11,854)	(9)	(10.60)	(11.32)	(6)
Foreign exchange gains	593	1,141	(48)	0.58	1.09	(47)
Interest and other income	428	410	4	0.42	0.39	8
Interest	(2,067)	(1,076)	92	(2.03)	(1.03)	97
Bad debt recovery (expense)	168	(2,698)	-	0.16	(2.58)	-
Part VI.1 tax on preferred share dividends	(136)	(470)	(71)	(0.13)	(0.45)	(71)
Funds from (used for) operations(1,2)	7,597	6,549	16	7.44	6.24	19
Decommissioning expenditures	(1,221)	(284)	-	(1.20)	(0.27)	-
Changes in non-cash working capital	(1,268)	(6,730)	81	(1.24)	(6.43)	81
Cash from (used by) operating activities (1)	5,108	(465)	-	5.00	(0.46)	-

(1) Table includes both continuing and discontinued operations. There were no petroleum and natural gas sales associated with discontinued operations, which consisted of $1.5 million (2010 – $0.7 million) general and administrative, $0.4 million (2010 – nil) interest expense, and nil (2010 – $0.1 million) other income.
(2) Non-IFRS measure.

For the twelve months ended December 31, 2011, funds from operations was $7.6 million compared to $6.5 million for the same period in 2010. This was a result of reduced bad debt expense associated with Trinidad and Tobago Value Added Tax and one-time write-downs, partially offset by a reduced operating netback as a result of lower hedging gains. Exclusive of discontinued operations, funds flow from operations would have been $9.5 million, compared to $7.1 million for the same period in 2010.

Production

	Q4	Q3	Q4	Year	Year
Commodity	2011	2011	2010	2011	2010
Natural gas (mcf/d)	12,186	12,673	14,140	12,187	13,324
Crude oil (bbls/d)	587	631	440	538	464
Natural gas liquids (bbls/d)	293	203	291	227	185
Total production (boe/d) (6:1)	2,911	2,946	3,087	2,796	2,870

	Q4	Q3	Q4	Year	Year
Region	2011	2011	2010	2011	2010
Southern Alberta (boe/d)	2,324	2,300	2,337	2,158	1,965
Central Alberta (boe/d)	276	337	330	311	321
Other Western Canada (boe/d)	311	309	420	327	584
Total production (boe/d) (6:1)	2,911	2,946	3,087	2,796	2,870

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For the three and twelve months ended December 31, 2011, production averaged 2,911 boe/d and 2,796 boe/d respectively. The three month decrease in production is due to decreased gas volumes due to natural decline, decreased production from the Mannville “I” wells in Drumheller from their initial flow rate and significant third-party outages in both Southern and Central Alberta.

Petroleum and natural gas sales

	Q4	Q3	Q4	Year	Year
	2011	2011	2010	2011	2010
($ thousands, except where otherwise noted) Petroleum and natural gas sales
Natural gas	3,895	4,280	5,245	16,868	20,759
Crude oil	4,956	4,753	3,028	17,431	12,314
Natural gas liquids	1,389	1,246	1,465	5,196	3,807
Transportation	(255)	(271)	(315)	(1,042)	(1,304)
Royalties	(1,048)	(1,291)	(486)	(4,489)	(4,641)
Realized gain on commodity derivatives	508	294	1,065	988	3,197
Total	9,445	9,011	10,002	34,952	34,132
Average sales price (including commodity derivatives)
Natural gas ($/mcf)	3.93	3.92	4.85	4.04	4.93
Crude oil ($/bbl)	91.73	81.90	74.86	88.22	72.79
Natural gas liquids ($/bbl)	51.64	66.83	54.80	62.79	56.52
Average sales price ($/boe)	40.13	39.01	38.04	39.67	38.28
AECO 5a ($/mcf)	3.29	3.53	3.58	3.49	3.79
Edmonton Light ($/bbl)	97.71	92.22	80.83	95.56	77.85

For the three months ended December 31, 2011, petroleum and natural gas sales, net of transportation and royalties was $9.4 million, consisting of $3.9 million in natural gas, $0.5 million in realized gains on commodity derivatives, $4.9 million in crude oil and $1.4 million in natural gas liquids sales, less $1.0 million of royalties and $0.3 million of transportation costs. The Company realized an average sales price of $40.13 per boe during the three months ended December 31, 2011 compared to $39.01 per boe in the three months ended September 30, 2011, exclusive of royalties and transportation.

For the twelve months ended December 31, 2011, petroleum and natural gas sales, net of transportation and royalties was $35.0 million, consisting of $16.9 million in natural gas, $1.0 million in realized gains on commodity derivatives, $17.4 million in crude oil and $5.2 million in natural gas liquids sales, less $4.5 million of royalties and $1.0 million of transportation costs. The Company realized an average sales price of $39.67 per boe during the twelve months ended December 31, 2011, compared to $38.28 per boe for the same period in 2010, exclusive of royalties and transportation.

Royalties

	Three months ended December 31		Twelve months ended December 31
	2011	2010	2011	2010
($ thousands, except where otherwise noted) Royalties
Crown	713	299	3,572	3,273
Freehold and overriding	335	187	917	1,368
Total	1,048	486	4,489	4,641
Royalties per boe ($)	3.91	1.71	4.40	4.43
Average royalty rate (%)	10.0	4.6	11.4	12.0

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The Company pays royalties to provincial governments, freehold landowners and overriding royalty owners.  Royalties are calculated and paid based on petroleum and natural gas sales net of transportation. Crown royalties on Alberta natural gas production are calculated based on the Alberta Reference Price, which may vary from the Company’s realized corporate price, impacting the average royalty rate. In addition, various items impact the average royalty rate paid, such as cost of service credits and other royalty credit programs. Royalties on horizontal gas wells drilled in Alberta in 2011 and beyond generally bear royalties at a maximum of 5% for 18 months or until cumulative production reaches 50,000 boe. Horizontal oil wells generally bear royalties at a maximum of 5% for 18 to 48 months until cumulative production reaches 50,000 boe to 100,000 boe, depending on well depth. The Company anticipates that production from wells drilled in 2012 would qualify for these lower royalty rates.

Natural gas and liquids royalties for the three months ended December 31, 2011 were $1.0 million or 10.0% of total petroleum and natural gas sales compared to 4.6% in 2010. Royalties for twelve months ended December 31, 2011 were $4.5 million or 11.4% of total petroleum and natural gas sales compared to 12.0% in 2010. The increase in the three month period is due to higher liquids production, which is subject to a higher royalty burden than natural gas.

Operating and well workover expense

Combined operating and well workover expenses for the three months ended December 31, 2011 were $4.5 million or $16.76 per boe, compared to $4.4 million or $15.42 per boe for the same period in 2010. Combined expenses for the twelve months ended December 31, 2011 were $15.5 million or $15.21 per boe, compared to $13.0 million or $12.45 per boe for the same period in 2010. The increase from 2010 to 2011 is attributable to additional workovers performed and higher fixed labor costs from increased field operating staff.

Capital expenditures

	Three months ended December 31		Twelve months ended December 31
	2011	2010	2011	2010
($ thousands)
Acquisitions	153	117	6,242	777
Exploration and evaluation	2,353	46,344	11,326	53,108
Drilling and completions	9,828	2,353	30,485	7,792
Plants, facilities and pipelines	2,559	615	6,216	2,873
Land and lease	3,316	775	5,281	2,827
Capital well workovers	550	--	858	--
Capitalized general and administrative expenses	898	6,519	3,312	18,277
Capital expenditures	19,657	56,723	63,720	85,654
Trinidad disposition	--	--	(87,908)	--
Western Canada disposition	(501)	--	(501)	--
Exploration and evaluation impairment, charged to exploration expense	(159)	(186)	(1,270)	(721)
Net capital expenditures	18,997	56,537	(25,959)	84,933

	2011	2010	2011	2010
($ thousands)
Continuing operations
Canada	16,381	4,162	48,289	14,997
North Africa	2,436	36,580	12,182	43,341
Corporate Assets	180	3	913	89
	18,997	40,745	61,384	58,427
Discontinued operations
Trinidad and Tobago	--	12,830	(87,343)	14,353
United States (LNG Project)	--	2,962	--	12,153
	--	15,792	(87,343)	26,506
Net capital expenditures	18,997	56,537	(25,959)	84,933

2011 MD&A	Page 7

Continuing operations

Western Canada

For the twelve months ended December 31, 2011, the Company drilled 11 gross (8.9 net) wells targeting various formations. The drilling program consisted of three (3.0 net) wells were drilled in Southern Alberta in the Drumheller Mannville “I” pool, three (1.2 net) non-operated wells, one (1.0 net) well in Central Alberta, and four (3.7 net) wells in Southern Alberta in the Michichi and Drumheller regions.

The Company also continued its well re-activation program concentrated on an extensive portfolio of suspended wells. The Company performed 16 gross (13.1 net) new-zone re-entries and 51 gross (43.4 net) work-overs.

On September 23, 2011, the Company completed a property acquisition consisting of oil and gas assets located in the Drumheller region of Alberta. The consideration paid by Sonde was $6.2 million in cash. The property acquisition was accounted for as a business combination using the acquisition method whereby the net assets acquired and the liabilities assumed are recorded at fair value. The acquired properties are producing approximately 200 boe/d and the Company has identified numerous opportunities to bring suspended wells back into production.

Consideration	(CDN$ thousands)
Total cash consideration	6,242

Net assets acquired
Property, plant and equipment	11,827
Decommissioning provisions	(5,585)
Net assets	6,242

North Africa

During the twelve months ended December 31, 2011, the Company incurred $10.5 million in North Africa on costs related to the drilling and testing of the Zarat-1 North appraisal well.  The Company commenced drilling in November 2010 and completed drilling and production testing of the appraisal well in January 2011. The Company has abandoned the appraisal well in a manner allowing it to be utilized for future development purposes. On December 21, 2011, the Company commenced the shooting of 512 square miles of 3D seismic around two potential exploration well locations in accordance with the requirements of the EPSA. On January 12, 2012, the Company received notice from Joint Oil extending the first phase of the exploration period one year, until December 23, 2013.  On January 16, 2012 the Company paid Joint Oil US$12.5 million as settlement under the terms of the Mariner Swap provision, which had been accrued as a capital expenditure in the year ended December 31, 2010. On January 30, 2012, the Company announced that it began an initiative to identify and evaluate alternatives to finance the Company’s remaining North Africa obligations.

Discontinued operations

Trinidad and Tobago / LNG Project

During the twelve months ended December 31, 2011, the Company incurred $0.6 million related to continued joint venture transactions with the operator of Block 5(c). On December 22, 2010 the Company entered into an agreement to sell its remaining 25% interest in Block 5(c) and the Mayaro-Guayaguayare block (“MG Block”) exploration and production license for an aggregate purchase price of US$87.5 million plus interest on the outstanding balance prior to closing. The transaction closed on June 22, 2011 for gross proceeds of US$78.1 million and the assumption of the Company’s performance guarantee provided for the MG Block of US$12.0 million. On December 15, 2011, the Government of Trinidad and Tobago granted the Company’s request to transfer the MG Block and the related performance guarantee to the purchaser in accordance with the terms of the purchase agreement. The Trinidad and Tobago assets and the LNG Project were designated as held for sale at December 31, 2010, meaning general and administrative costs incurred in 2011 no longer met the criteria for capitalization.

2011 MD&A	Page 8

Proceeds from disposition	(CDN$ thousands)
Cash received	56,877
Debenture retired	19,898
MG Block Performance Guarantee Assumed By Purchaser	11,716
Transaction costs	(583)
Net proceeds	87,908

Net assets disposed at carrying value
Exploration and evaluation assets	79,664
Asset retirement obligation	(3,040)
Net assets	76,624
Gross gain on disposition	11,284
Realized foreign currency translation reserve	(5,975)
Net gain on disposition	5,309

Change in proved and probable reserves and impairment

millions	NPV @ 10%	NPV @ 12%	BOE	% Liquids
Opening reserves	$ 124.1	$ 114.4	10.2	21%
Production			(1.0)
Additions			1.5
Revisions			(1.2)
Closing Reserves	$ 113.6	$ 104.2	9.5	27%

The Company’s 2011 drilling and acquisition program focused on oil and liquids rich targets, shifting the ending reserve mix from 21% to 27% liquids.  7.5 MMcf of gas reserves were eliminated from proved and probable reserves, primarily due to economic factors associated with current low gas prices.  Should natural gas prices improve the Company would expect an upward revision to its natural gas reserves.

Impairment tests were carried out at December 31, 2011 and were based on fair value less costs to sell calculations, using the following forward commodity price projections:

Year	AECO Gas (Cdn/mmbtu) (1)	Edmonton Light Sweet Crude Oil (Cdn/bbl) (1)
2012	$ 3.49	$ 97.96
2013	4.13	101.02
2014	4.59	101.02
2015	5.05	101.02
2016	5.51	101.02
2017	5.97	101.02
2018	6.21	102.40
2019	6.33	104.47
2020	6.46	106.58
2021	6.58	108.73
Remainder(2)	2.0%	2.0%
(1) Source: Indendent qualified reserves evaluator’s price forecast, effective January 1, 2012.
(2) Percentage change represents the change in each year after 2021 to the end of the reserve life.

An impairment test is performed on capitalized property and equipment costs at a CGU level on an annual basis and quarterly when indicators of impairment exist.  During the year ended December 31, 2011, the Company recognized an impairment of $34.3 million to property, plant and equipment (3 months ended December 31, 2010 – $25.5 million,

2011 MD&A	Page 9

3 months ended  June 30, 2010 – $15.3 million) to reflect the low natural gas price environment for future production.  The net impairments were primarily recorded in the Company’s Southern Alberta and Central Alberta CGUs. The December 31, 2011 impairment was recognized using a value in use approach at 12% discounted cash flow (December 31, 2010 – 15%, June 30, 2010 – 12%).  Using a discount rate of 10% would reduce 2011 impairment by $9.4 million.  Using a discount rate of 15% would increase 2011 impairment by $11.5 million.

Depletion and depreciation

For the three months ended December 31, 2011 depletion and depreciation was $4.3 million or $15.88 per boe compared to $4.2 million or $14.73 per boe for the same period in 2010. The calculation of depletion and depreciation included an estimated $11.0 million (December 31, 2010 - $21.5 million) for future development capital associated with proved plus probable undeveloped reserves and excluded $69.0 million (December 31, 2010 – $49.4 million) related to exploration and evaluation assets. For the twelve months ended December 31, 2011 depletion and depreciation was $14.9 million or $14.61 per boe compared to $16.8 million or $16.04 per boe for the same period in 2010. The variance for the twelve months is caused by a lower depletion base due to asset impairments in the second and fourth quarters of 2010.

General and administrative expenses

	Three months ended December 31		Twelve months ended December 31
	2011	2010	2011	2010
($ thousands, except where otherwise noted) Continuing operations
Gross general and administrative expense	3,455	5,826	12,604	16,522
Capitalized general and administrative expense	(898)	(3,303)	(3,312)	(5,396)
	2,557	2,523	9,292	11,126
Discontinued operations
Gross general and administrative expense	17	3,945	1,522	13,609
Capitalized general and administrative expense	--	(3,217)	--	(12,881)
	17	728	1,522	728
Total net general and administrative expense	2,574	3,251	10,814	11,854
General and administrative expense ($/boe)	9.61	9.78	10.60	11.32

Continuing operations

For the three months ended December 31, 2011, gross general and administrative (“G&A”) expenses for continuing operations decreased to $3.5 million from $5.8 million for the same period in 2010. Gross G&A for continuing operations consists of $0.4 million (2010 – $2.8 million) relating to North Africa and $3.1 million (2010 – $3.0 million) related to Western Canada administration and corporate head office. The decrease is due to cost management in 2011 and one-time charges incurred in 2010 related to restructuring, severance and litigation.

For the twelve months ended December 31, 2011, gross G&A expenses for continuing operations decreased to $12.6 million from $16.5 million in 2010. Gross G&A for continuing operations consists of $1.8 million (2010 – $3.9 million) relating to North Africa and $10.8 million (2010 – $12.6 million) related to Western Canada administration and corporate head office. The decrease is due to cost management in 2011 and one-time charges incurred in 2010 related to restructuring, severance and litigation.

Discontinued operations

For the three and twelve month periods ended December 31, 2011, gross G&A expenses from discontinued operations decreased to nil and $1.5 million from $4.0 million and $13.6 million respectively in 2010. Costs declined due to the sale of the Trinidad and Tobago assets on June 22, 2011 and the sale of the LNG Project.  On February 22, 2011, the Company completed the sale of the LNG Project to West Face Capital Inc. (“West Face”). The sale of the LNG Project was initiated with West Face in keeping with the Company’s strategy of focusing on the development of its interests in Western Canada and North Africa. Pursuant to the sale, the Company received US$1.0 million for reimbursable costs between January 1, 2011 and February 22, 2011, which was recorded as an offset to G&A expenses from discontinued operations. The Company is entitled to receive deferred cash consideration of US$12.5 million payable upon West Face’s first successful gas delivery. No amounts have been recorded in the consolidated financial

2011 MD&A	Page 10

statements related to this contingent consideration. In 2010, net G&A expenses from discontinued operations were lower due the Trinidad and Tobago assets and the LNG Project meeting the criteria for capitalization under IFRS.

Share based compensation

	Three months ended December 31		Twelve months ended December 31
	2011	2010	2011	2010
Stock option expense	455	799	2,810	2,160
Stock unit award expense	573	306	1,425	495
Restricted share unit expense	143	--	493	--
Share based compensation	1,171	1,105	4,728	2,655

During the twelve months ended December 31, 2011, the Company incurred share based compensation expenses of $4.7 million compared to $2.7 million in 2010. The increase is due to additional units outstanding under the Company’s stock unit award plan, expense related to the Company’s Restricted Share Unit (“RSU”) program and additional stock option expense as a result of significant option grants in late 2010 and early 2011. The RSU Plan (the “Plan”) became effective March 2011 to attract and retain experienced personnel with incentive compensation tied to shareholder return. Under the Plan, upon vesting each holder of RSUs will be entitled to, in respect of each RSU, a cash amount equal to the fair market value of one common share in the capital of the Company on the vesting date. Under the Plan, RSUs vest over a three year period, subject to a minimum floor share price.

Prior to the conversion to IFRS, share based compensation related to stock options was expensed on a straight-line basis through the date of full vesting and did not incorporate a forfeiture multiple. Under IFRS, the Company is required to recognize the expense over the individual vesting periods for the graded vesting awards and estimate a forfeiture rate.

As at December 31, 2011, the Company has issued 1.5 million (December 31, 2010 – 0.7 million) stock unit awards to the Company’s executive officers and members of the Board. A stock unit is the right to receive a cash amount equal to the fair market value of one common share of the Company on the applicable vesting date. The stock units have time and/or share based performance vesting terms which vary depending on whether the holder is an executive officer or director.  If subsequent to the grant date, the shareholders of the Company approve an equity compensation plan under which the stock units may be paid with common shares of the Company, then the Board may determine that the stock units may be paid in cash or common shares.  As of December 31, 2011, the Company recorded a liability of $2.0 million to recognize the fair value of the vested stock units (December 31, 2010 - $0.5 million).

Liquidity and capital resources

	December 31	December 31
	2011	2010
( $ thousands)
Cash and cash equivalents	3,743	2,649
Accounts receivable	7,436	7,147
Prepaid expenses and deposits	1,528	1,686
Assets of discontinued operations	--	100,692
Accounts payable and accrued liabilities	(17,655)	(18,126)
Stock based compensation liability	(2,448)	(530)
Provisions	(12,730)	(12,692)
Derivative financial liabilities	(781)	(5,099)
Short term debt	--	(35,048)
Liabilities of discontinued operations	--	(16,650)
Working capital surplus (deficit)	(20,907)	24,029

As at December 31, 2011, the Company had a working capital deficit of $20.9 million (December 31, 2010 – $24.0 million surplus) and had issued two letters of credit for $0.1 million (December 31, 2010 – letters of credit of $0.1 million, short term debt of $20.2 million) against the $40.0 million (December 31, 2010 - $40.0 million) demand

2011 MD&A	Page 11

revolving credit facility (“Credit Facility A”) at a variable interest rate of prime plus 0.75% as at December 31, 2011 and at December 31, 2010.

Credit Facility A is secured by a $100.0 million debenture with a floating charge on the assets of the Company and a general security agreement covering all the assets of the Company. Credit Facility A has covenants, as defined in the Company’s credit agreement, that require the Company to maintain an adjusted working capital ratio at 1:1 or greater and to ensure that non-domestic general and administrative expenditures in excess of $7.0 million per year and all foreign capital expenditures are not funded from Credit Facility A nor domestic cash flow while Credit Facility A is outstanding.

On February 22, 2011, the Company obtained an additional $20.0 million development demand loan (“Credit Facility B”) at a variable interest rate of 50 basis points above the variable interest rate on Credit Facility A. Credit Facility B was to be used to assist in the acquisition of producing petroleum and natural gas reserves and/or development of proved producing/undeveloped petroleum and natural gas reserves. On August 16, 2011, the Company repaid the $6.3 million balance on the loan. On October 12, 2011, the Company cancelled this facility in order to reduce standby fees. Subject to availability and review, Credit Facility B can be reopened should the Company require access to additional debt financing.

As at December 31, 2011 the Company was in compliance with all of its debt covenants.

The Company is subject to the next semi-annual review of its credit facilities on or before April 30, 2012.

On February 3, 2010, the Company restructured the terms of the Series A, 5.0% US Cumulative Redeemable Convertible Preferred Shares (the “Series A Shares”). Pursuant to the terms of the restructuring, the Series A Shares were exchanged on a share for share basis for 150,000 First Preferred Shares, Series B shares (the “Series B Shares”) pursuant to which the redemption date was extended from December 31, 2010, to December 31, 2011, the conversion price was reduced from US$12.50 to US$3.00 and the conversion of 150,000 preferred shares into common shares was increased from 1,200,000 to 5,000,000. The terms of the dividend payment under the Series B Shares remain unchanged from the Series A Shares whereby the Company can elect to pay the quarterly dividend by way of issuance of common shares at market, based on a 5.75% annualized dividend rate in lieu of the 5.0% annualized cash dividend rate. The dividend rate was increased by 1/30 of 1% per day restricted to the 150 day period after December 31, 2010, and thereafter reverted to 5.0%. In addition, the Company granted 500,000 common share purchase warrants exercisable at a price of US$3.25 for each common share expiring December 31, 2011.

During the years ended December 31, 2011 and 2010, the Company elected to pay cash as opposed to common shares to satisfy its quarterly preferred shares dividend requirements. On December 27, 2011, all conversion features associated with the Series “B” shares expired without being exercised. On December 30, 2011, the Company redeemed the 150,000 outstanding Series “B” shares for US$15.0 million. On December 31, 2011, the 500,000 outstanding common share purchase warrants expired.

At December 31, 2011, the Company had $3.7 million in cash and cash equivalents (December 31, 2010 - $2.6 million) and none was classified as restricted cash (December 31, 2010 – $19.9 million).  The Company generally relies on a combination of cash flow from operations and its credit facility to fund capital requirements and to provide liquidity for domestic and international operations, augmented in 2011 by the proceeds from the sale of Trinidad and Tobago assets.

The Company’s cash flow from operations is directly related to underlying commodity prices and production volumes. A significant decrease in commodity prices or production volumes could materially impact the Company's future cash flow from operations and liquidity. In addition, a substantial decrease in commodity prices or production volumes could impact the Company’s borrowing base under its credit facilities, therefore reducing funds available for Western Canada investment, and in some instances, requiring a portion of the credit facilities to be repaid. The Company has entered into risk management contracts to mitigate commodity prices. Management continues to review various other risk mitigating options.

On February 8, 2012, the Company completed the sale of 24,383 net acres of undeveloped land in the Kaybob Duvernary play in Central Alberta for cash proceeds of $75 million.  This land was classified as evaluation and exploration assets at December 31, 2011, and had a carrying value of $1.6 million resulting in a gain of $73.4 million.  The Company has sufficient tax pools to offset the taxes associated with the gain. These two transactions have left the Company with $54.3 million in cash and $39.9 million undrawn on Credit Facility A as of February 8, 2012.

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Income taxes

The Company’s current and future income taxes are dependent on factors such as production, commodity prices and tax classification of drilling costs related to exploration and development wells. At December 31, 2011, the Company has estimated $349.2 million in tax pools (2010 - $337.4 million) including $98.4 million in non-capital losses (2010 - $110.9 million) that are available for future deduction against taxable income. Non-capital losses expire in the years 2026 – 2031.

	2011	2010
Canadian exploration expense	57,861	56,313
Canadian oil and gas property expense	49,230	39,592
Canadian development expense	45,579	16,274
Undepreciated capital costs	29,945	22,740
Foreign exploration expense	34,163	86,965
Non-capital losses	98,429	110,901
Capital losses	30,234	--
Share issue costs and other	3,726	4,607
	349,167	337,392

Contingencies and commitments

MG Block Trinidad and Tobago

In 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the MG Block and committed to conducting 3D seismic by the end of 2009 and to drill two exploration wells in 2010 on the MG block in a joint venture with The Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”). The Company agreed to provide a performance security to Petrotrin of US$12.0 million to meet the minimum work program. Upon closing the sale in June 2011 of the Company’s interest in Block 5(c) and the MG Block, the purchaser assumed the performance guarantee for the MG Block. As of September 30, 2011, the Company ceased all operations in Trinidad and exited the country. On December 15, 2011, the Government of Trinidad and Tobago granted the Company’s request to transfer the MG Block and the related performance guarantee to the purchaser in accordance with the terms of the purchase agreement.

North Africa

On August 27, 2008, the Company entered into the EPSA with a Tunisian company, Joint Oil. Joint Oil is owned equally by the governments of Tunisia and Libya. The EPSA contract area straddles the offshore border between Tunisia and Libya. Under terms of the EPSA, the Company is the operator. Under the EPSA, the minimum work program for the first phase (four years) of the seven year exploration period includes the Zarat North-1 appraisal well, three exploration wells and 500 square kilometres of 3D seismic. The EPSA provides for penalties for non-fulfillment of the minimum work program of US$15.0 million per exploration well and up to US$4.0 million for 3D seismic not completed. The potential cost of drilling the three wells could exceed US$100 million. The Company has provided a corporate guarantee to a maximum of US$49.0 million to secure its minimum work program obligations. On January 11, 2011, the Company announced the successful drilling and production testing of its 100% working interest in the Zarat North–1 well. The well has been temporarily abandoned in a manner allowing it to be utilized for future development purposes while the Company evaluates reservoir characteristics and development options on a field development. On December 21, 2011, the Company commenced the shooting of 512 square kilometres of 3D seismic around two potential exploration well locations in accordance with the requirements of the EPSA and completed the shoot in January 2012. On January 12, 2012, the Company received notice from Joint Oil extending the first phase of the exploration period one year, until December 23, 2013.  On January 30, 2012, the Company announced that it had commenced an initiative to identify and evaluate alternatives to finance the Company’s remaining North Africa obligations.

Swap agreement

At the time it entered into the North Africa EPSA, the Company also signed a "Swap Agreement" awarding an overriding royalty interest and optional participating interest to Joint Oil in the Company's "Mariner" Block, offshore Nova Scotia, Canada. No well has been drilled on the Mariner Block and Joint Oil has the right to put back the

2011 MD&A	Page 13

overriding royalty to the Company for US$12.5 million. On December 31, 2010, the Mariner Block license lapsed resulting in the Company no longer holding any interest in offshore Nova Scotia, Canada. As a result, Joint Oil exercised its put rights and the Company made a payment of US$12.5 million on January 15, 2012. Prior to the payment, the Company confirmed that the EPSA remains in full force and effect.

Litigation and claims

In December 2009, a class action lawsuit was commenced in the United States District Court of the Southern District of New York against certain former executive officers of the Company for allegedly violating the United States Securities and Exchange Act of 1934 by failing to disclose information concerning its prospects in Trinidad and Tobago. In addition, in May and June 2010, two proposed class action lawsuits were commenced in the Ontario Superior Court of Justice. The actions are made against different groups of former executives and directors of the Company. One of the actions alleged oppression and improper option granting practices and includes the Company and Challenger, a wholly owned subsidiary of the Company, as defendants. The actions contain various claims relating to allegations of misrepresentation and failure to disclose information concerning the Company's activities in Trinidad and Tobago. The class action lawsuits purported to be brought on behalf of purchasers of common shares of the Company from January 14, 2008, to February 17, 2009.

The parties to the class actions entered into a final stipulation of settlement (the “Stipulation”) providing, among other things, for the full and final disposition of the litigation, with prejudice and without costs, by the establishment of a US$5.2 million settlement fund by the Defendants’ insurers for the benefit of a settlement class consisting of all those who purchased securities of the Company between January 14, 2008, and February 17, 2009. Subsequently, the Stipulation was approved by the U.S. and Canadian courts. Notice was given to the classes of possible claimants and the Company was notified by counsel on January 11, 2012, that the litigation is complete and all parties are released.

In addition, the Company is involved in various claims and litigation arising in the ordinary course of business.  In the opinion of the Company such claims and litigation are not expected to have a material effect on the Company’s financial position or its results of operations. The Company maintains insurance, which in the opinion of the Company, is in place to address any future claims as to matters insured.

Share capital

As at March 22, 2012, the Company had 62,301,446 common shares and 2,974,390 stock options issued and outstanding.

Sensitivities

The following sensitivity analysis is provided to demonstrate the impact of changes in commodity prices on petroleum and natural gas sales for the year ended December 31, 2011, and is based on the balances disclosed in this MD&A and the consolidated financial statements for the year ended December 31, 2011:

($ thousands)	Petroleum and Natural Gas Sales(1)
Change in average sales price for natural gas by $1.00/mcf	4,448
Change in the average sales price for crude oil and natural gas liquids by $1.00/bbl	279
Change in natural gas production by 1 mmcf/d (2)	1,384
Change in crude oil and natural gas liquids production by 100 bbls/d (2)	2,959

(1)	Reflects the change in petroleum and natural gas sales for the twelve months ended December 31, 2011.
(2)	Reflects the change in production multiplied by the Company’s average sales prices for the twelve months ended December 31, 2011.

Interest rate risk

The Company is exposed to interest rate risk as the credit facilities bear interest at floating market interest rates. The Company has no interest rate swaps or hedges to mitigate interest rate risk at December 31, 2011. The Company’s exposure to fluctuations in interest expense on its net loss and comprehensive income, assuming reasonably possible changes in the variable interest rate of +/- 1% is insignificant. This analysis assumes all other variables remain constant.

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Credit risk

Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment. The Company mitigates risk from joint venture partners by obtaining partner approval of capital expenditures prior to starting a project.

The Company’s accounts receivable are with natural gas and liquids marketers, the Government of the Republic of Trinidad and Tobago and joint venture partners in the petroleum and natural gas business under substantially normal industry sale and payment terms and are subject to normal industry credit risks. The Company’s credit risk exposure is as follows:

	December 31	December 31
	2011	2010
(CDN$ thousands)
Western Canada joint interest billings	2,830	2,036
Goods and Services Tax receivable	740	1,314
North Africa recoverable expenses	113	--
Revenue accruals and other receivables	3,753	3,797
Accounts receivables	7,436	7,147
Cash and cash equivalents	3,743	2,649
Restricted cash	--	19,892
Credit exposure	11,179	29,688

Commodity price risk

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for risk mitigation purposes and are not used for trading or other speculative purposes.  The following commodity price risk contract was in place during the year ended December 31, 2011:

Term	Contract	Volume (GJ/d)	Fixed Price ($/GJ)	2011 Realized gain	2011 Unrealized gain

March 1, 2011 – December 31, 2011	Swap	5,000	$4.11	$1,093	--

In exchange for receiving the fixed price on natural gas on the above swap agreement, the Company issued the following call option:
Term	Contract	Volume (Bbls/d)	Fixed Price (US$/Bbl)	2011 Realized loss	2011 Unrealized loss

March 1, 2011 – December 31, 2012	Call option	250	$100.00	($105)	($781)
The following gas price risk contract was in place during the year ended December 31, 2010:
Term	Contract	Volume (GJ/d)	Fixed Price ($/GJ)	2010 Realized gain	2010 Unrealized gain

January 1, 2010 – December 31, 2010	Swap	5,500	$5.50	$3,197	--

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Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices. The Company’s foreign exchange risk denominated in U.S. dollars is as follows:

	December 31	December 31
	2011	2010
(US$ thousands)
Cash and cash equivalents	1,020	1,744
Restricted cash	--	20,000
North Africa receivables	111	--
Foreign denominated financial assets	1,131	21,744

	December 31	December 31
	2011	2010
(US$ thousands)
Trinidad payables included in liabilities held for sale	--	12,707
LNG payables included in liabilities of discontinued operations	--	1,075
North Africa payables	1,720	9,133
Mariner swap provision	12,500	12,500
Convertible preferred shares	--	15,000
Conversion feature on convertible preferred shares	--	4,720
Derivative liability - warrants	--	406
Foreign denominated financial liabilities	14,220	55,541

These balances are exposed to fluctuations in the U.S. dollar. At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk. The Company’s exposure to foreign currency exchange risk on its comprehensive income assuming reasonably possible changes in the U.S. dollar to Canadian dollar foreign currency exchange rate of +/- one cent is $0.6 million. This analysis assumes all other variables remain constant.

Liquidity Risk

The Company generally relies on a combination of cash flow from operations, credit facility availability and equity financings to fund its capital requirements and to provide liquidity for domestic and international operations. At December 31, 2011, the Company has committed to future payments over the next five years, as follows:

	2012	2013	2014	2015	2016	Thereafter	Total
Accounts payable and accrued liabilities	17,655	--	--	--	--	--	17,655
Stock based compensation liability	2,448	--	--	--	--	--	2,448
Mariner swap	12,730	--	--	--	--	--	12,730
Derivative financial liabilities	781	--	--	--	--	--	781
North Africa exploration commitments	4,683	45,765	--	--	--	--	50,448
Office rent	1,448	1,212	1,212	1,217	1,233	7,159	13,481
Equipment	8	--	--	--	--	--	8
	39,753	46,977	1,212	1,217	1,233	7,159	97,551

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Related party transactions

During the years ended December 31, 2011 and 2010 there were no related party transactions.

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Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure control and procedures as of December 31, 2011. Based on this evaluation, Management concluded that the Company’s disclosure controls and procedures, as defined by the rules of the Canadian Securities Administrators, as of December 31, 2011 were effective.

In addition, during the period beginning January 1, 2011 and ending December 31, 2011, there were no changes to the Company’s internal controls that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2011 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, Management has assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2011 and has concluded that such controls were effective as at that date.

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud. In reaching a reasonable level of assurance, management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Selected annual information

 ($ thousands except per share and production amounts)

	2011 IFRS	2010 IFRS	2009 CGAAP

Petroleum & natural gas sales (2)	34,952	34,132	31,094
Net loss from continuing operations	(43,475)	(66,906)	(92,400)
Net loss from continuing operations per share – basic and diluted	(0.70)	(1.09)	(2.61)
Net loss (1)	(40,571)	(100,224)	(53,321)
Net loss per share – basic and diluted(1)	(0.65)	(1.64)	(1.51)
Funds from operations (3)	7,597	6,549	1,170
Funds from operations per share – basic and diluted (3)	0.12	0.03	0.03
Total assets	186,887	264,692	291,832
Short term debt	--	35,048	39,368
Production (boe/d)	2,796	2,870	3,020
Operating netback ($/boe)	19.04	20.14	15.92

(1) This table includes both continuing operations and discontinued operations.
(2) Petroleum and natural gas sales and realized gains on financial instruments net of royalties.
(3) Non-IFRS measures.

From 2009 to 2011 the Company has effectively recapitalized its balance sheet by reducing debt and disposing of foreign assets. This capital has been redeployed in Western Canada leading to improved funds from operations, petroleum and natural gas sales, and reduced net losses from continuing operations. Sonde ended 2011 with no debt and a wide range of opportunities for exploration and development.

2011 MD&A	Page 17

Quarterly financial summary

 ($ thousands except per share and production amounts)

(IFRS)	2011	2011	2011	2011	2010	2010	2010	2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Production
Natural gas (mcf/d)	12,186	12,673	11,509	12,377	14,140	12,417	13,631	13,104
Crude oil and natural gas liquids (bbl/d)	880	834	672	677	730	646	620	595
Total (boe/d)	2,911	2,946	2,584	2,740	3,087	2,716	2,892	2,779

Petroleum & natural gas sales (2)	9,445	9,011	7,747	8,749	10,002	7,847	7,682	8,601
Net loss from continuing operations	(36,483)	(847)	(1,110)	(5,035)	(40,952)	(3,333)	(19,957)	(2,664)
Net loss from continuing operations per share – basic and diluted	(0.58)	(0.01)	(0.02)	(0.08)	(0.66)	(0.05)	(0.33)	(0.05)
Net income (loss) (1)	(36,500)	(591)	2,781	(6,261)	(74,177)	(3,362)	(19,988)	(2,697)
Net income (loss) per share – basic and diluted(1)	(0.58)	(0.01)	0.04	(0.10)	(1.19)	(0.05)	(0.33)	(0.05)
Funds from (used for) operations (3)	3,155	1,945	853	1,644	871	2,528	(690)	3,840
Funds from (used for) operations per share – basic and diluted (3)	0.05	0.03	0.01	0.03	0.01	0.04	(0.01)	0.07

(1) This table includes both continuing operations and discontinued operations.
(2) Petroleum and natural gas sales and realized gains on financial instruments net of royalties.
(3) Non-IFRS measures.

Significant factors and trends that have impacted the Company’s results during the above periods include:

•	Revenue is directly impacted by the Company’s ability to replace existing production and add incremental production through its on-going workover, recompletion and capital expenditure program.
•
Fluctuations in the Company’s petroleum and natural gas sales and net income (loss) from quarter to quarter are primarily caused by variations in production volumes, realized oil and natural gas prices and the related impact of royalties.

•	Fluctuations in debt levels from quarter to quarter can substantially impact the Company’s net income and cash flow from operations.

Please refer to the other sections of this MD&A for the detailed discussions on changes for the three and twelve months ending December 31, 2011.

Supplemental environmental disclosures

The oil and gas industry is subject to extensive environmental laws and regulations from municipal, provincial, and federal jurisdictions.  Compliance with emerging legislation may require significant expenditures and failure to comply may result in the issuance of shut-in or closure orders or the imposition of fines and penalties, which could be material.  It is possible that the costs of future environmental compliance may have a material adverse effect on the Company’s financial condition. Environmental regulation provides for, among other things, restrictions and prohibitions on the generation, handling, storage, transportation, treatment, and disposal of hazardous substances and waste from spills, releases, or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells, facility sites, and other properties associated with the Company’s operations be operated, maintained, abandoned, and reclaimed to the satisfaction of applicable regulatory authorities. Under environmental legislation, the Company, may be liable for personal injury, cleanup costs, remedial measures, and other environmental and property damages, as well as administrative, civil and criminal penalties.

Furthermore, future changes in environmental laws and regulations, including adoption of stricter standards or more stringent enforcement, could result in increased costs, incurred liability, and increased capital expenditures and operating costs, any of which could have a material adverse effect on the Company’s financial condition.  As the Company’s operations and activities emit greenhouse gases, the Company may be subject to emissions targets and may subject the Company to legislation that will require increasingly strict regulation with respect to emissions of greenhouse gases.

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Given the evolving nature of climate change action and regulation, it is not possible to predict the nature of future legislation with respect to climate change or the impact on the Company, its operations and financial condition at this time.

The Company has not established a separate reclamation fund for the purpose of funding estimated future environmental and reclamation obligations.  Any site reclamation or abandonment costs or abandonment costs incurred in the ordinary course in a specific period will be funded out of cash flow from operations.  It is not possible to predict the Company’s ability to fully fund the cost of all its future environmental, abandonment and reclamation obligations.

The Company is not fully insured against certain environmental risks, either because such insurance is not available or because of high premium costs.  In particular, insurance against risks from environmental pollution occurring over time, as opposed to sudden and catastrophic damages, is not available on economically reasonable terms.  Accordingly, the Company’s properties may be subject to liability due to hazards that cannot be insured against or that have not been insured against due to prohibitive premium costs or for other reasons.

Significant accounting estimates and judgments

The timely preparation of the condensed consolidated financial statements requires that management make estimates and assumptions, and use judgment regarding assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates used in the preparation of the financial statements include, but are not limited to, those areas discussed below.

Oil and gas reserves and resources

Certain depletion, depreciation, impairment and decommissioning and restoration charges are measured based on the Company’s estimate of oil and gas reserves. The estimation of reserves and resources is an inherently complex process and involves the exercise of professional judgment. Reserves and resources have been evaluated at December 31, 2011, December 31, 2010, and January 1, 2010, by independent petroleum consultants in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The reserves and resources estimates are based on the definitions and guidelines contained in the Canadian Oil and Gas Evaluation Handbook.

Oil and gas reserves and resources estimates are based on a range of geological, technical and economic factors, including projected future rates of production, estimated commodity prices, engineering dates, and the timing and amount of future expenditures, all of which are subject to uncertainty. Assumptions reflect market and regulatory conditions existing at each annual reporting date, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Exploration and evaluation costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The Company is required to make estimates and judgments about the future events and circumstances regarding the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. Unsuccessful drilling, or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures, are important factors when making this determination. If a judgment is made that the extraction of resources is not viable, the associated exploration and evaluation costs are impaired and charged to net income or loss.

Decommissioning liabilities and other provisions

The Company recognizes liabilities for the future decommissioning and restoration of property, plant and equipment. These provisions are based on estimated costs, which take into account the anticipated method and extent of restoration, technological advances and the possible future use of the site. Actual costs are uncertain and estimates can vary as a result of changes to relevant laws and regulations, the emergence of new technology, operating experience and prices. The expected timing of future decommissioning and restoration may change due to certain factors, including reserve life. Changes to assumptions related to future expected costs, discount rates and timing may have a material impact on the amounts presented. Other provisions are recognized in the period in which it becomes probable that there will be a future cash outflow.

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Deferred income taxes

Deferred tax assets are recognized when it is considered probable that unused tax losses, tax credits and deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the Company’s estimate, the ability of the Company to realize the deferred tax asset could be impacted.

Deferred tax liabilities are recognized for taxable temporary differences. The Company records a provision for the amount that is expected to be settled, which requires the application of judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the Company’s estimate of the likelihood of a future outflow, the expected settlement amount, and the tax laws in the jurisdiction which the Company operates.

Impairment of assets

The allocation of assets into CGU’s requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations.

The recoverable amounts of CGU’s and individual assets have been determined based on value in use. The key assumptions the Company uses in estimating future cash flows for recoverable amounts are anticipated future commodity prices, expected production volumes and future operating and development costs. Changes to these assumptions will affect the recoverable amounts of CGU’s and individual assets and may then require a material adjustment to their related carrying value.

Share based compensation

Expenses recorded for share based compensation are based on the historical volatility of the Company’s share price which may not be indicative of the future volatility. Accordingly, those amounts are subject to measurement uncertainty.

Changes in accounting policy on the initial adoption of IFRS

(a)	IFRS transition exemptions

IFRS 1 requires the presentation of comparative information as at the January 1, 2010, transition date and subsequent comparative periods as well as the consistent and retrospective application of IFRS accounting policies. To assist with the transition, the provisions of IFRS 1 allow for certain mandatory exceptions and optional exemptions for first-time adopters to alleviate the retrospective application of all IFRSs. The Company has applied the following exemptions to full retrospective application of IFRS in accordance with IFRS 1:

	(i)	Deemed cost of property plant and equipment

The Company has elected to apply the exemption under IFRS 1 allowing the measurement of oil and gas assets at the date of transition to IFRS to be determined based on the amounts disclosed under the full cost method of accounting in accordance with Canadian GAAP.

	(ii)	Decommissioning liabilities

The exemption provided in IFRS 1 from the full retrospective application of IFRS 1 has been applied and the difference between the carrying values of the Company’s decommissioning liabilities as measured under IFRS and their carrying values under Canadian GAAP as of January 1, 2010, has been recognized directly in opening deficit.

	(iii)	Share-based payments

The Company has elected not to apply IFRS 2, Share-based Payments to equity instruments granted after November 7, 2002, that have not vested by the transition date.

	(iv)	Borrowing costs

The Company has applied the borrowing cost exemption in IFRS 1. It has applied the requirement of IAS 23 to borrowing costs relating to qualifying assets on a prospective basis from the date of transition to IFRS.

	(v)	Foreign currency translation

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The cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS. Cumulative translation differences are recorded prospectively from this date.

(vi) Business combinations

IFRS 1 allows an entity to use the IFRS rules for business combinations on a prospective basis rather than restating all business combinations.

(b)	Mandatory exceptions to retrospective application

Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Company under Canadian GAAP are consistent with their application under IFRS.

The remaining IFRS 1 exemptions were not applicable or material to the preparation of the Company’s Consolidated Statement of Financial Position at the date of transition on January 1, 2010.

(c)	Explanation of significant adjustments

(i)	Assets/liabilities held for sale and discontinued operations

Foreign currency translation differences associated with the LNG Project and Trinidad and Tobago assets and liabilities were recorded as part of net loss from discontinued operations under Canadian GAAP. Under IFRS, these differences were reclassified to other comprehensive loss. See section (xi) for details on foreign currency translation differences.

Decommissioning provision differences between IFRS and Canadian GAAP associated with Trinidad and Tobago assets were recorded as changes to liabilities held for sale. The impact of changes to the accretion of these provisions was recorded to net loss from discontinued operations. See section (ii) for details on decommissioning provision differences.

(ii)	Decommissioning provision

Under Canadian GAAP, increases in the estimated cash flows were discounted using the current credit-adjusted risk-free rate while downward revisions in the estimated cash flows were discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized. Under IFRS, estimated cash flows are discounted using the risk-free rate that exists at the date of the statement of financial position.

In accordance with IFRS 1, the Company elected to re-measure its decommissioning provision at the IFRS transition date and has estimated the related asset by discounting the liability to the date in which the liability arose and recalculated the accumulated depreciation and depletion under IFRS. Adjustments at the IFRS transition date have been recorded to opening deficit. Adjustments arising as a result of changes in the discount rates during 2010 have been recorded to property plant, and equipment. The impact of these changes on accretion has been reflected as a change in financing costs.

(iii)	Convertible preferred shares

Under Canadian GAAP, the convertible instrument is split into a liability and an equity component. The value of the liability component was determined at the time of placement of the instrument based on the fair value of the debt component of the instrument. The remaining amount was recorded in equity under Canadian GAAP.

The treatment of the liability component determined at the time of placement under IFRS is similar to Canadian GAAP. The initial recognition is at fair value. Under Canadian GAAP the carrying value of the liability component is subsequently accreted to its face value using the effective interest method which is similar to IFRS. No adjustment was required upon adoption of IFRS.

There is no equity instrument recorded for the conversion feature under IFRS. IFRS requires a fixed number of the Company’s own equity instruments to be delivered in exchange for a fixed amount of cash to make recognition as equity possible. As the liability is denominated in United States dollars (“U.S. dollars” or “US$”), and therefore is variable in Canadian dollars, this requirement is not met for the conversion feature of the preferred shares. As a result, under IFRS no equity component can be recorded and the conversion feature is considered an embedded derivative. The embedded derivative is separated and recorded at fair value as a financial derivative liability, with changes in fair value charged to net income or loss.

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On December 17, 2009, the Company renegotiated the terms of the convertible preferred shares. Pursuant to the terms of the restructuring, the Series A convertible preferred shares were exchanged for Series B convertible preferred shares and common share purchase warrants. Series A and B shares have different conversion prices and different redemption/retraction dates. The Certificate of Amendment which created the Series B shares was amended February 3, 2010. Under Canadian GAAP, the modification resulted in the Series A shares being presented as non-current at December 31, 2009, despite the redemption/retraction date of the Series A shares being December 31, 2010. Under Canadian GAAP, short term debt that is refinanced with long term debt prior to completion of the statement of financial position can be classified as non-current if certain criteria have been met. Under IFRS the appropriate treatment is to reflect the Series A shares as current liabilities in the IFRS opening statement of financial position. The equity treatment of the modification under Canadian GAAP resulted in adjustments to contributed surplus and incremental equity on preferred shares. Under IFRS, these adjustments are reversed as the conversion features of the modified convertible preferred shares are recorded at their fair value.

(iv)	Preferred share warrants

As part of the February 3, 2010, modification of the convertible preferred shares, the Company issued warrants, the exercise price of which is denominated in U.S. dollars.  Under Canadian GAAP these warrants have been recorded in equity. Under IFRS, the warrants are recorded as a derivative liability at fair value at issuance and at the end of each reporting period, with changes in fair value being recorded in income in the same manner as the convertible preferred shares above.

(v)	Exploration and evaluation assets and property plant and equipment

Under Canadian GAAP, the Company applied the full cost method of accounting for oil and gas exploration, development and production activities. Under the full cost method, all costs associated with these activities were capitalized. Under IFRS, the Company elected an IFRS 1 exemption whereby the Canadian GAAP full cost pool was measured upon transition to IFRS as follows:

	-	exploration and evaluation assets were reclassified from the full cost pool to exploration and evaluation assets at the amount that was recorded under Canadian GAAP;

	-	non-oil and gas assets (corporate assets ) were reclassified from the full cost pool to property plant and equipment;

	-	LNG Project related costs were identified as intangible start-up costs and reclassified from the full cost pool to property plant and equipment; and

	-	the remaining full cost pool was allocated to the producing/development assets and components pro rata using reserve values.

The Company’s exploration and evaluation assets consist of its undeveloped Western Canada land and North Africa offshore assets. Undeveloped land costs identified as exploration and evaluation assets pertain to only those undeveloped sections that the Company intended to actively pursue through its upcoming development programs. Exploration and evaluation assets were assessed for impairment on the IFRS transition date as described in section (vi). Corporate assets and LNG Project costs were also adjusted out of the full cost pool as these were considered non-oil and gas related costs and therefore not subject to the application of the deemed cost exemption. Corporate assets and the LNG Project were evaluated for impairment and subsequently recorded at their carrying values in property plant and equipment.

(vi)	Impairments

Under Canadian GAAP, an item of property plant and equipment is deemed recoverable if the undiscounted future cash flows exceed the carrying value of the asset group. Under IFRS, recoverability or property plant and equipment is based on the higher of fair value less costs to sell and value in use of the CGU.

During 2010, ceiling test impairments were recognized under Canadian GAAP at June 30, 2010 and December 31, 2010. Under IFRS, The Company evaluated these assets for indicators of impairment at each reporting period resulting in further impairment adjustments recorded at June 30, 2010 and December 31, 2010 in relation to the Company’s Western Canada producing and developed assets. Impairments were the result of declining long-term natural gas prices resulting in the carrying value of these CGU’s exceeding their

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recoverable amounts. Recoverable amounts have been determined using value in use (the net present value of the cash flow or benefit that an asset generates for a specific use) of each CGU.

(vii)	Depletion and depreciation

Under IFRS, the Company adopted a policy of depleting its producing and developed oil and gas assets on a unit of production basis over estimated proved plus probable reserves. The depletion policy under Canadian GAAP was based on units of production over proved reserves. Under Canadian GAAP, depletion was calculated using all of Canada as a single cost centre. IFRS requires depletion and depreciation to be calculated based on individual components (i.e. fields or combinations thereof) or CGU’s.

(viii)	Exploration costs and other income

Under Canadian GAAP, all exploration costs were capitalized in accordance with the full-cost method of accounting for oil and gas assets. Exploration costs identified under IFRS include those costs associated with leases and licences related to undeveloped land that are no longer being actively pursued by the Company as part of its development program. These costs have been recorded as an adjustment from property, plant and equipment to exploration costs during 2010.

IFRS adjustments related to other income relate to a refund of Nova Scotia offshore work deposits that were recorded against property, plant and equipment under Canadian GAAP during 2010. Under IFRS, carrying value associated with Nova Scotia offshore leases were impaired as part of the application of deemed cost under IFRS 1 on the IFRS transition date. These refunds have been adjusted from property, plant and equipment to other income during 2010.

(ix)	Provisions

Under IFRS, onerous contracts arise when the costs of meeting the obligations of a contract exceed the benefits to be derived from the agreement. When an onerous contract arises, IFRS requires that a provision be set up for the present obligation of the contract. The Company has lease agreements for office space which it no longer uses, resulting in costs of the agreements outweighing its benefits. Under IFRS, the leases are considered onerous in which case a provision has been recorded on the IFRS transition date as an adjustment to retained earnings. During 2010, the change in provision is recorded as a reduction against general and administrative expense.

(x)	Share-based payments

Under Canadian GAAP, the Company recognized an expense related to share based payments on a straight-line basis through the date of full vesting and did not incorporate a forfeiture multiplier. Under IFRS, the Company is required to recognize the expense over the individual vesting periods for the graded vesting awards and estimate a forfeiture rate.

(xi)	Foreign currency translation

IFRS 1 allows companies to deem the cumulative translation difference to be zero at transition date. The gain or loss on a subsequent disposal of any foreign operation then excludes the translation differences that arose before the date of transition to IFRS. The Company has elected to apply this exemption.

When an entity elects to use a deemed cost exemption for certain assets on initial adoption of IFRS, it calculates the cumulative translation amount for those assets not from the date of acquisition but from the date at which the deemed cost amount is determined. The Company has elected to apply the deemed cost exemption for its oil and gas assets as at the date of transition. Therefore oil and gas assets relating to foreign operations identified with a functional currency of U.S. dollars will not be adjusted for foreign exchange differences as the deemed cost has established its reporting currency value. The functional currency carrying value for these assets have been determined by applying the Canadian dollar to U.S. dollar spot rate at the IFRS transition date to the deemed cost amounts.

The financial information for those operations for which the functional currency is concluded to be different from the Company’s reporting currency of Canadian dollars is the LNG Project, Trinidad and Tobago and North Africa. The only adjustment required at the IFRS transition date is to the decommissioning provision balance for the Company’s Block 5(c) Trinidad and Tobago wells. Foreign exchange adjustments during 2010 are required for all non-monetary assets and liabilities. The restatement from functional currency to

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reporting currency on all assets and liabilities have been recorded in other comprehensive income and accumulated under foreign currency translation reserve.

(xii)	Flow-through shares

Under Canadian GAAP, proceeds from flow-through shares are recorded to share capital. When the tax benefits have been renounced to the flow-through shareholder, the Company records a reduction in share capital with a corresponding increase in the future income tax liability. Under IFRS, share capital for flow-through shares issued is recorded to share capital at the quoted value of the shares at the date of issuance. The difference between the quoted value and the gross proceeds received on the issuance of the shares is recorded as a liability. The tax cost resulting from deduction renouncement, less any proceeds received in excess of the quoted value of the shares, must be included in the determination of the tax expense. The Company’s last issuance of flow-through shares was in 2008 resulting in the difference being applied as an increase to share capital with an offset to opening deficit on the IFRS transition date.

(xiii)	Cash flow presentation

Several items within the consolidated statement of cash flows have been reclassified to reflect presentation in accordance with IFRS. In addition, an IFRS difference between operating and investing cash flows under Canadian GAAP arises because of adjustments (viii) and (xi). Adjustment (viii) reclassifies a deposit received to other income; under Canadian GAAP, this was netted against capital expenditures. Adjustment (xi) results in the restatement of foreign denominated working capital within foreign subsidiaries through foreign currency translation reserve, resulting in unrealized foreign exchange that is not captured in net income.

Future accounting changes

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

As of January 1, 2015, the Company will be required to adopt IFRS 9 “Financial Instruments”, which is the result of the first phase of the International Accounting Standards Board (“IASB”) project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Portions of the standard remain in development and the full impact of the standard on the Company’s Consolidated Financial Statements will not be known until the project is complete.

In May 2011, the IASB released the following new standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosures of interests in other entities” and IFRS 13, “Fair Value Measurement”. Each of these standards is to be adopted for fiscal years beginning January 1, 2013 with earlier adoption permitted. A brief description of each new standard follows below:

●	IFRS 10, “Consolidated Financial Statements” supersedes IAS 27 “Consolidation and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”. This standard provides a single model to be applied in control analysis for all investees including special purpose entities.

●	IFRS 11, “Joint Arrangements” divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting.

●	IFRS 12, “Disclosure of Interests in Other Entities” combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements as well as unconsolidated structured entities.

●	IFRS 13, “Fair Value Measurement” defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company is currently analyzing the expected impact, if any, that the adoption of each of these standards will have on its Consolidated Financial Statements.

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Additional Information

Additional information relating to the Company is filed on SEDAR and can be viewed at www.sedar.com.  Information can also be obtained by contacting the Company at Sonde Resources Corp., Suite 3200, 500 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6 and on the Company’s website at www.sonderesources.com.

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